

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 12, 2008

Via: US Mail

Mr. XiaoQing Du, President
Global Peopleline Telecom Inc.
407-1270 Robson Street
Vancouver, B.C., Canadá V6E 3Z6

> **Re: Global Peopleline Telecom Inc.**
> **Item 4.01 of Form 8-K**
> **Filed on November 24, 2008 (as amended)**
> **File No. 0-26559**

Dear Mr. Du:

     We have completed our review of the above filings and do not, at this time, have any further comments.

     Sincerely,

     Terry French
     Accountant Branch Chief